                                  SCHEDULE 13G

                                (Rule 13d - 102)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*

                       The MacNeal-Schwendler Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     554806
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  June 18, 1999
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ] Rule 13d-1(b)

         [X] Rule 13d-1(c)

         [ ] Rule 13d-1(d)

       * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, SEE the Notes).

CUSIP NO.  554806                           13G
    1      Names of Reporting Persons/I.R.S. Identification Nos. of Above
           Persons (Entities Only)
                    NEARCHOS IRINARCHOS

    2      Check the Appropriate Box if a Member of a Group              (a) /X/
           (SEE Instructions)                                            (b) / /

    3      SEC Use Only

    4      Citizenship or Place of Organization
                    SWEDEN
         Number of              5     Sole Voting Power

          Shares                               -0-
                                6     Shared Voting Power
       Beneficially                            1,532,012

         Owned by               7     Sole Dispositive Power

      Each Reporting                           -0-
                                8     Shared Dispositive Power
        Person With                            1,532,012

    9      Aggregate Amount Beneficially Owned by Each Reporting Person

                    1,532,012
   10      Check if the Aggregate Amount in Row (9) Excludes Certain Shares / /
           (SEE Instructions)

   11      Percent of Class Represented by Amount in Row (9)

                    10.01%*
   12      Type of Reporting Person (See Instructions)

                    IN

* Based on 13,770,447 shares of Common Stock outstanding and the issuance of 1,532,012 shares of Common Stock upon the exercise of warrants and the conversion of convertible debentures beneficially owned by the reporting persons.

CUSIP NO.  554806                           13G
    1      Names of Reporting Persons/I.R.S. Identification Nos. of Above
           Persons (Entities Only)
                    DENDRON TECHNOLOGY B.V.

    2      Check the Appropriate Box if a Member of a Group              (a) /X/
           (SEE Instructions)                                            (b) / /

    3      SEC Use Only

    4      Citizenship or Place of Organization
                    THE NETHERLANDS

         Number of              5     Sole Voting Power

          Shares                               -0-
                                6     Shared Voting Power
       Beneficially                            766,006

         Owned by               7     Sole Dispositive Power

      Each Reporting                           -0-
                                8     Shared Dispositive Power
        Person With                            766,006

    9      Aggregate Amount Beneficially Owned by Each Reporting Person

                    766,006
   10      Check if the Aggregate Amount in Row (9) Excludes Certain Shares / /
           (SEE Instructions)

   11      Percent of Class Represented by Amount in Row (9)

                    5.005%*
   12      Type of Reporting Person (See Instructions)

                    CO

* Based on 13,770,447 shares of Common Stock outstanding and the issuance of 766,006 shares of Common Stock upon the exercise of warrants and the conversion of convertible debentures owned by the reporting person.

CUSIP NO.  554806                           13G
    1      Names of Reporting Persons/I.R.S. Identification Nos. of Above
           Persons (Entities Only)
                    FRONOS TECHNOLOGY B.V.

    2      Check the Appropriate Box if a Member of a Group              (a) /X/
           (SEE Instructions)                                            (b) / /

    3      SEC Use Only
    4      Citizenship or Place of Organization
                    THE NETHERLANDS
         Number of              5     Sole Voting Power

          Shares                               -0-
                                6     Shared Voting Power
       Beneficially                            766,006

         Owned by               7     Sole Dispositive Power

      Each Reporting                           -0-
                                8     Shared Dispositive Power
        Person With                            766,006

    9      Aggregate Amount Beneficially Owned by Each Reporting Person

                    766,006
   10      Check if the Aggregate Amount in Row (9) Excludes Certain Shares / /
           (SEE Instructions)

   11      Percent of Class Represented by Amount in Row (9)

                    5.005%*
   12      Type of Reporting Person (See Instructions)

                    CO

*Based on 13,770,447 shares of Common Stock outstanding and the issuance of 766,006 shares of Common Stock upon the exercise of warrants and the conversion of convertible debentures owned by the reporting person.

ITEM 1(a).        NAME OF ISSUER:

                         The MacNeal-Schwendler Corporation

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                         815 Colorado Boulevard, Los Angeles, CA  90041

ITEM 2(a).        NAME OF PERSON FILING:

                          This report is filed by Nearchos Irinarchos, individually and on behalf of Dendron Technology, B.V. and Fronos Technology, B.V. The securities owned by such persons are set forth in Item 4.

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  Vikavagen 9
                  S-167 71 Bromma
                  Sweden

ITEM 2(c).        CITIZENSHIP:

                         Sweden

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                         Common Stock

ITEM 2(e).        CUSIP NUMBER:

                  554806

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

            (a).  [ ] Broker or Dealer registered under Section 15 of the
                      Exchange Act.

            (b).  [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

            (c).  [ ] Insurance company as defined in Section 3(a)(19) of the
                      Exchange Act.

            (d).  [ ] Investment company registered under Section 8 of the
                      Investment Company Act.

            (e).  [ ] An investment advisor in accordance with
                      Rule 13d-1(b)(1)(ii)(E);

            (f).  [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

            (g).  [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

            (h).  [ ] A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act;

            (i).  [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

            (j).  [  ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                  If this statement is filed pursuant to Rule 13d-1(c), check this box [X].

    ITEM 4.       OWNERSHIP.

                  (a) - (c)

                  Dendron Technology B.V. ("Dendron") and Fronos Technology B.V. ("Fronos") each hold warrants to purchase 700,000 shares of Common Stock, at an exercise price of $10.00 per share, of The MacNeal-Schwendler Corporation ("MSC") and $1,000,000 in principal amount of MSC's 7 7/8% convertible subordinated notes due in 2004, which are convertible into MSC's Common Stock at a rate of $15.15 per share. The shares of MSC's Common Stock which may be acquired by each of Dendron and Fronos is summarized below:

                                               Number of Shares Issuable Upon
                                               ------------------------------
                             Record Owner          Exercise              Conversion     Percent
                             ------------          --------              ----------     -------
                                                  of Warrant               Of Note      Of Class
                                                  ----------               -------      --------
                  Dendron Technology B.V.          700,000                  76,006       5.005%

                  Fronos Technology B.V.           700,000                  76,006       5.005%

                  Nearchos Irinarchos is the sole shareholder and general manager of each of Dendron and Fronos and shares the power to vote or direct the vote and the power to dispose or direct the disposition of all of the shares of Common Stock subject to the warrants and the notes.

    ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                           Not applicable

    ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                           Not applicable

    ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                           Not applicable

    ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                           Not applicable

    ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.

                           Not applicable

    ITEM 10.      CERTIFICATION.

                           By signing below I certify that, to the best of my
                  knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    June 23, 1999
                                            -----------------------------------
                                                         (Date)


                                             /S/ NEARCHOS IRINARCHOS
                                            -----------------------------------
                                                      (Signature)


                                              Nearchos Irinarchos, individually
                                              and on behalf of Dendron
                                              Technology, B.V. and Fronos
                                              Technology, B.V.
                                            -----------------------------------
                                                               (Name)


            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSION OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).